SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/13/2009


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
952,750

8. SHARED VOTING POWER
505,529

9. SOLE DISPOSITIVE POWER
1,458,479
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,458,479

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.17%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed Nov 5, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
On 11/13/09 a letter was sent to the Chief legal Officer.See exhibit 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Form N-CSRS filed on September 3,2009 there were 20,355,236 shares of common stock outstanding as of July 31, 2009. The percentage set forth in item 5 was derived using such number. Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,458,479 shares of FGF or 7.17% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing the following shares of FGF were purchased:

Date:		Shares:		Price:
11/05/09	26,171		12.3579
11/06/09	26,822		12.4390
11/09/09	34,895		12.6986
11/10/09	9,683		12.7194
11/11/09	17,102		12.8537
11/12/09	20,405		12.8351
11/13/09	67,185		12.8451





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/16/2009

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1:

Opportunity Partners L.P.,
60 Heritage Drive,
Pleasantville, NY 10570
914-747-5262 // pgoldstein@bulldoginvestors.com

November 12, 2009

Gregory N. Bressler
Chief legal Officer and Corporate Secretary
SunAmerica Focused Alpha Growth Fund
3200 Plaza 5
Jersey City, NJ 07311-4992

Dear Mr. Bressler:
Opportunity Partners is a registered holder of 100 shares of SunAmerica Focused Alpha Growth Fund ("FGF"). Pursuant to Section 11 of FGF's bylaws, please be advised that at the next meeting of stockholders at which directors will be elected, we intend to (1) nominate two persons for election as directors and (2) submit a proposal recommending that stockholders be afforded an opportunity to realize net asset value ("NAV"). Our nominees are:

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Park 80 West,
250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663 - Mr. Dakos is a self-employed investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds. He has been a director of the Mexico Equity and Income Fund since 2001, Insured Municipal Income Fund since August 2009 and Brantley Capital Corporation intermittently since 2005 and currently.

Phillip Goldstein (born 1945); Park 80 West, Plaza Two Park 80 West,
250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663 - Since 1992,
Mr. Goldstein has been an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds. He has been a director of the following closed-end funds:
Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001, ASA Ltd since 2008, and Insured Municipal Income Fund since August 2009.

We assume two directors will be elected at FGF's 2010 annual meeting. Please advise us if a different number of directors will be elected.
The NAV proposal is designed to afford shareholders the benefit of an opportunity to realize a price for their shares that is greater than the market price.

In addition to the 100 registered shares, Opportunity Partners beneficially owns 379,688 shares and its affiliates beneficially own an additional 1,011,606 common shares, all of which were acquired between July 20, 2009 and November 11, 2009.

Each of the above nominees has consented to being named in the proxy statement and to serve as a director of FGF if elected. There are no arrangements or understandings between Opportunity Partners and either nominee in connection with the nominations nor do we know of any material conflicts of interest that would prevent either nominee from acting in the best interest of FGF. In addition, neither nominee personally owns any shares of FGF or is an interested person of FGF. By signing below, each of the undersigned persons consents to being named in the proxy statement and to serve as a director if elected.

Please notify us immediately if you need any further information. Finally, please feel free to contact us if you would like to discuss actions the board might take to avoid a proxy contest. Thank you.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
General Partner



Andrew Dakos
Vice President
Kimball & Winthrop, Inc.
General Partner